SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C. 20549


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                                                  :
                In the Matter of                  :
                                                  :
                CSW CREDIT, INC.                  :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-7218                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
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      1. CSW Credit, Inc. (Credit) hereby files a balance sheet as of December
31, 1996, statements of income for the three and twelve month periods ended December 31, 1996, and notes to the financial statements as Exhibit 1 attached hereto.

      2. Credit hereby certifies that on December 31, 1996, it had $579,300,000 face amount of commercial paper outstanding at a weighted average cost of 5.47%. This amount consisted of $295,800,000 issued and sold to Lehman Commercial Paper, Inc., as dealer, and $283,500,000 issued and sold to Goldman Sachs & Co., as dealer, as shown in Exhibit 2 attached hereto. Credit hereby further certifies that it had no other material borrowings outstanding on December 31, 1996.

      3. Credit hereby files as Exhibit 3 attached hereto the earnings coverage for Credit's indebtedness for the period from October 1, 1996 through December 31, 1996 and Credit's capital structure at December 31, 1996. Credit hereby files as Exhibit 4 attached hereto the twelve month average of outstanding accounts receivable and bad debt write-offs related to non-affiliated companies during said period as of the end of each month.

      4. With respect to affiliated companies, Credit hereby certifies that the allowed returns on common equity for the period from October 1, 1996 through December 31, 1996 were unchanged in all regulatory jurisdictions from the previous certificate of notification. Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 5, 6 and 7, respectively, attached hereto.

      5. With respect to Houston Lighting & Power Company (HLP), Credit had month ending average net receivables of $340,796,000 outstanding during the twelve months ended December 31, 1996. During the quarter ended December 31, 1996 the daily maximum borrowing relating to the purchase of accounts receivable from HLP was $437,639,000.

      6. Credit hereby certifies it was in accordance with the 50% restriction on non-affiliated receivables during the quarter ended December 31, 1996, as shown in Exhibit 4 attached hereto.

      7. Credit hereby certifies that during the period October 1, 1996 through December 31, 1996, HLP receivables were acquired by Credit and sold to The Bank of New York in order to maintain compliance with the 50% restriction as follows:
October $5,400,000, November $9,300,000 and December $11,500,000. The figures set forth in Exhibit 4 attached hereto shows the detail of the receivables.

      8. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of Central and South West Corporation (CSW) and Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, February 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992,
December 21, 1993, and December 16, 1994 permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, Central Power and Light Company and Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.






                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Services, Inc. has duly caused this report to be signed on the 13th day of February 1997.




                                     By :   /S/ LAWRENCE B. CONNORS
                                                Lawrence B. Connors
                                                    Controller
                                                  CSW Credit, Inc.

1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-1000






                                   EXHIBIT INDEX
                                   -------------


Exhibit                                                            Transmission
Number                             Exhibit                           Method
-------                            -------                         ------------

   1         Balance sheet as of December 31, 1996, statements      Electronic
             of income for the three and twelve month periods ended December 31, 1996, and notes to the financial statements.

   2         Commercial paper outstanding at December 31, 1996.     Electronic

   3         Earnings coverage for the period from October 1,       Electronic
             1996 through December 31, 1996 and capital structure at December 31, 1996.

   4         Twelve month average as of the end of each month       Electronic
             of outstanding accounts receivable of affiliated and non-affiliated companies and bad debt write-offs related to non-affiliated companies during the period October 1, 1996 through December 31, 1996.

   5         Discount calculation for affiliated companies for      Electronic
             the three months ended December 31, 1996.

   6         Analysis of the allowed returns on common equity       Electronic
             for affiliated companies at December 31, 1996.

   7         Factoring expense savings for the affiliated           Electronic
             companies for the three months ended December 31, 1996.